SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )

                               Stolt Offshore S.A.
           -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    L8873E103
           -----------------------------------------------------------
                                 (CUSIP Number)

                                  March 7, 2001
           -----------------------------------------------------------
             (Date of Event which requires Filing of this Statement)



        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
        [ ] Rule 13d - 1(b)
        [ ] Rule 13d - 1(c)
        [X] Rule 13d - 1(d)





              The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

              The information required in the remainder of this cover page shall be deemed to be "filed' for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. L8873E103                   13G                      Page 2 of 5 Pages


   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Vinci

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]

   3    SEC USE ONLY


   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        France

                        5    SOLE VOTING POWER

                             6,142,857
      NUMBER OF
       SHARES           6    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY               N/A
        EACH
      REPORTING         7    SOLE DISPOSITIVE POWER
     PERSON WITH
                             6,142,857

                        8    SHARED DISPOSITIVE POWER

                             N/A

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,142,857

  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        N/A

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.8%

  12    TYPE OF REPORTING PERSON*

        CO

Item 1(a).   Name of Issuer:

             Stolt Offshore S.A.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             1st Floor Dolphin House, Windmill Road, Sunbury-on-Thames, Middlesex, TW16 7HT, England

Item 2(a).   Name of Person Filing:

             Vinci

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             1, cours Ferdinand-de-Lesseps, 92581 Rueil-Malmaison Cedex, France

Item 2(c).   Citizenship:

             France

Item 2(d).   Title of Class of Securities:

             Common Shares

Item 2(e).   CUSIP Number:

             L8873E103

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

             Not Applicable

Item 4.      Ownership

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             (a)    Amount beneficially owned:6,142,857

             (b)    Percent of class:8.8%

             (c)    Number of shares as to which the person has:

             (i)    Sole power to vote or direct the vote: 6,142,857
             (ii)   Shared power to vote or direct the vote:  NIL
             (iii)  Sole power to dispose or to direct the disposition of:
                    6,142,857
             (iv)   Shared power to dispose or to direct the disposition of: NIL

Item 5.      Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

             Not Applicable

Item 8.      Identification and Classification of Members of the Group.

             Not Applicable

Item 9.      Notice of Dissolution of Group.

             Not Applicable

Item 10.     Certifications

             Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 12, 2002



                                                  /s/ Bernard Huvelin
                                                  ------------------------------
                                                  Mr. Bernard Huvelin
                                                  Member of Board and Managing
                                                  Director